Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

January 5, 2021

Securities and Exchange Commission
100F Street
Washington, DC 20549

To Whom it May Concern:

On January 4, 2021, we were informed that we had been dismissed as the independent registered public accounting firm for Investview, Inc. (the Company).

We have read the Company's disclosure set forth in in Item 4.01, "Changes in Registrant's Certifying Accountant" of the Company's Current Report on Form 8-K, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Haynie & Company
Haynie & Company